Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Benefit Plans Committee of SUPERVALU INC.

SUPERVALU STAR 401(k) Plan:

We consent to the incorporation by reference in the registration statement (No. 333-100913) on Form S-8 of SUPERVALU INC. of our report dated June 25, 2014, with respect to the statements of net assets available for benefits of the SUPERVALU STAR 401(k) Plan as of December 31, 2013 and 2012, the related statement of changes in net assets available for benefits for the year ended December 31, 2013, and the related supplemental schedule of assets (held at end of year) as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of the SUPERVALU STAR 401(k) Plan.

/s/ KPMG LLP

Minneapolis, Minnesota

June 25, 2014